Exhibit 99.15

PRESS RELEASE

Spain: TotalEnergies acquires 200 fast and ultra-fast charging sites from Wenea Branded Network

TotalEnergies and Wenea aim at building together a Leading Player in Electric

Mobility

Paris and Madrid, January 30, 2024 – TotalEnergies and Wenea announce today an agreement in view of building a leading player in electric mobility in Spain by developing a network of high-power charging hubs.

As a first step, TotalEnergies announces that it has acquired Nordian CPO, a subsidiary of Wenea group, which owns 200 charging sites from Wenea's branded network. These 200 sites, supplied entirely with renewable electricity, are located along major highways and in urban and peri-urban areas in all 17 regions of Spain.

Moreover, TotalEnergies and Wenea are pursuing their discussion to establish a strategic partnership in view of pooling their expertise and skills in infrastructure, power distribution and mobility to build and invest together in high-power charging hubs.

"We are pleased to acquire this nationwide network of fast and ultra-fast charging points and are willing to build a solid partnership with Wenea, a pioneer in EV charging in Spain. Spain has Europe's fifth largest automobile fleet, and the proportion of electric vehicles is expanding rapidly. For TotalEnergies, this is a great opportunity to extend our network in Europe and stake out a position as a benchmark high-power charging player in Spain. This announcement also confirms the Company's commitment to the energy transition in the country, where TotalEnergies has a business portfolio of more than two million contracts of gas, electricity and related services and is developing numerous solar projects, for a total production capacity of over 3 GW," said Mathieu Soulas, Senior Vice President New Mobilities and Marketing at TotalEnergies.

"This is a leadership race to serve millions of customers country by country. This new agreement between Wenea and TotalEnergies, a major global multi-energy company, will represent a winning proposition. We are proud to partner with TotalEnergies to deploy the leading high-power charge point network. Our innovation, Digital strategy, customer focus and leadership in charging services, make Wenea a unique player in the EV market,” said José Manuel Zorrilla, President of Wenea.

TotalEnergies, A Major Player in Electric Mobility in Europe

This partnership in Spain is aligned with the TotalEnergies’ ambition to deploy and operate more than 1,000 high-power charging sites for electric vehicles in Europe by 2028.

After winning one of the three public roadside charging concessions in Madrid in May 2023, TotalEnergies is expanding rapidly in electric mobility in Spain. This announcement also comes a few weeks after a tender win in Germany to install more than 1,100 high-power charge points.

Wenea, leader in high power charging services in Spain

Wenea is the leader Spanish independent player in electric vehicle charging services currently operating more than 1,200 charge points. During 2023, Wenea has outperformed its network deployment targets with more than 100 high power charging hubs in priority highways, urban and peri-urban areas, including being awarded the largest public tender to date in Spain (Sevilla) and more than 5 of the main tenders in the UK.

Wenea also leads EV private charging solutions such as large-scale parking operators, retailers, and hotel chains, B2B charging services and EV platform services over a large portfolio of partners within the Spanish fleet ecosystem.

Wenea strengthens its financial capacity and ensures the fulfillment of its strategic plan by 2026, with the goal of deploying more than 5,000 charging points in Spain and the United Kingdom already in their portfolio, being 2,000 of them located in high power charging hubs, comprising one of the biggest high power charging portfolios in Europe.

Wenea has developed a leading EV Digital Platform, to attend the needs of customers, developing services and connecting its own charging infrastructure with other Charging Points Operators. Wenea Platform is in continuous evolution to attend millions of customers in many countries, offering a wide range of services over the EV charging experience. In a significant milestone, Wenea has successfully completed this transaction with the financial advisory support of Bank of America.

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About TotalEnergies and electric mobility

•	TotalEnergies is present throughout the entire value chain of electric mobility, from the production of renewable electricity to the operation of the charging service.
•	With more than 53,000 charging points operated worldwide in 2023, TotalEnergies significantly invests in charging infrastructures to promote the deployment of electric mobility on a large scale.
•	To enable fast charging on highways and major roads, TotalEnergies has already deployed 300 high-power charging sites and aims to reach 1,000 charging sites in Europe by 2028.
•	TotalEnergies supports its professional clients in their transition to electric mobility by offering them services for the deployment and supervision of charging stations, both at the workplace and at the homes of their employees.
•	In major agglomerations, TotalEnergies is also developing its network with more than 30,000 charging points in Paris, London, Brussels, Ghent, Antwerp, Flanders, Amsterdam and its region, Berlin, Singapore, and Madrid.
•	Finally, TotalEnergies offers home charging solutions for individuals, including an energy supply contract and connected charging services.

About TotalEnergies in Spain

TotalEnergies has 1,700 employees in Spain. It is the fourth provider of electricity and gas to homes and SMEs in the country and has a business portfolio of more than two million contracts of gas, electricity, and related services. Apart from its leadership in the lubricants and motor products market, it continues to grow in the energy business segment and in electric mobility solutions, solar self-supply, and energy efficiency. The multi-energy company has a solar portfolio of more than 4 GW in development, of which 3 GW have granted environmental permits already. The estimated gross renewable production of electricity in Spain by 2025 is 4,5 TWh. The Company generated more than 4 TWh of flexible power in 2022 by CCTG Castejón and aims to produce with it 10 TWh between 2023 and 2025 to support the energy transition.

In offshore wind, TotalEnergies aims to contribute to Spain’s Offshore Wind objective by developing a solid commercial project portfolio. The Company is also exploring the biogas market segment as well as battery development possibilities in Spain.

About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to energy that is ever more affordable, more sustainable, more reliable and accessible to as many people as possible. Active in nearly 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

@TotalEnergies	TotalEnergies	TotalEnergies	TotalEnergies

About Wenea

Wenea, a 100% Diggia Group company is the leading independent electric vehicle charging operator in Spain, offering charging and energy management services for all its clients, including businesses, private users and public entities. Its purpose is to drive the transition to sustainable mobility through the deployment of the largest charging network in the country, accessible through its platform. Currently, Wenea has over 1,000 charging points in Spain and the United Kingdom, with a goal to deploy 5,000 charging points by 2026, ensuring the best coverage for its customers.

About Diggia Group

Diggia is a sustainable innovation group focused on providing solutions on sustainability for citizens and governments that come from research and development on electric vehicles, renewables and energy efficiency. Diggia Group has a track record of +20 years on sustainable innovation with operations in more than 15 countries. This allowed Diggia to pioneer the EV Spanish market in 2016 with the creation of the brand Wenea.

@Wenea	Wenea	Wenea	Wenea

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

Wenea Contacts

Media Relations: +34 646 300 052 l marketing@wenea.com

Investor Relations: +34 678 261 855 | jaime.martinez@diggia.com

Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. TotalEnergies SE has no liability for the acts or omissions of these entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).